82-3964

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED
2005 SEP 15 P 2:2

[redacted]

05011242

Our Ref.: HASE/TL/HI/04308

6th September, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Dear Sirs,

Re: Joint Announcement
– Delay in Despatch of Scheme Document

We enclose for your information a copy of the Company's announcement on 5th September, 2005 in relation to the delay in despatch of scheme document, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

dw 9/15

South China Morning Post
Published on 6th September, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

The Hong Kong and China Gas Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

hendersoncyber

Henderson Cyber Limited

恒基數碼科技有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8023)

JOINT ANNOUNCEMENT
DELAY IN DESPATCH OF SCHEME DOCUMENT

Joint Financial Advisers to the Offeror Group

HSBC　　CLSA

The despatch of the Scheme Document will be delayed and it will be sent to Shareholders on or before Thursday, 6 October 2005.

A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders of HCL and/or potential investors should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders of HCL and/or potential investors are advised to exercise extreme caution when dealing in the Shares.

Introduction

Reference is made to the joint announcement dated 16 August 2005 (the "**Announcement**") by Henderson Cyber Limited ("**HCL**"), Henderson Investment Limited ("**HIL**"), The Hong Kong and China Gas Company Limited ("**HKCG**") and Henderson Land Development Company Limited in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of HCL by way of a scheme of arrangement under Section 86 of the Companies Law, Cap.22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands involving the cancellation of all the Scheme Shares. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

Under Rule 8.2 of the Takeovers Code, unless the Executive's consent is obtained, the scheme document in relation to the Proposal (the "**Scheme Document**") should be sent to Shareholders within 21 days of the date of the Announcement, which in this case would be on or before Tuesday, 6 September 2005.

Due to additional time required to accommodate the Grand Court of the Cayman Islands' timetable in relation to the convening of the Court Meeting and the availability of the final results of the HCL Group for the financial year ended 30 June 2005 which are expected to be announced and published on the GEM website on 16 September 2005, consent was sought for and the Executive has granted an extension of time for the despatch of the Scheme Document. The Scheme Document will now be sent to Shareholders on or before Thursday, 6 October 2005. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement upon despatch of the Scheme Document.

Shareholders of HCL and/or potential investors should be aware that the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders of HCL and/or potential investors are advised to exercise extreme caution when dealing in the Shares.

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
The Hong Kong and China Gas Company Limited
Ronald CHAN Tat Hung
Executive Director and Company Secretary

By Order of the Board of
Henderson Cyber Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 5 September 2005

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yin, Mr. Lee Ka Shing, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming, Mr. Suen Kwok Lam and Mr. Sit Pak Wing; (2) non-executive directors: Sir Po-shing Woo, Mr. Philip Yuen Pak Yiu, Mr. Leung Hay Man and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong.

The directors of HIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HKCG Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HKCG Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HKCG Group) misleading.

As at the date of this announcement, the board of directors of HKCG comprises: (1) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi; (2) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; and (3) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. Sir David Li Kwok Po.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group and the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group and the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group and the HIL Group) misleading.

As at the date of this announcement, the board of directors of HCL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. John Yip Ying Chee and Mr. Douglas H. Moore; (2) non-executive director: Mr. Jackson Woo Ka Biu; and (3) independent non-executive directors: Dr. The Hon. Sir David Li Kwok Po, Professor Ko Ping Keung and Mr. Leung Yuk Kwong.

This announcement, for which the directors of HCL collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to HCL. The directors of HCL, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than information in relation to the HIL Group, apart from the HCL Group, and the HKCG Group) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *For identification purpose only.*